SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BioLife Solutions, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09062W204
(CUSIP Number)

Michael Rice, Chief Executive Officer 3303 Monte Villa Parkway, Suite 310 Bothell, Washington 98021 (425) 402-1400
(Name, address and telephone number of person authorized to receive notices and communications)

October 07, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D
CUSIP NO. 09062W204

1	NAME OF REPORTING PERSONS Walter Villiger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF	7	SOLE VOTING POWER	As of 10/07/14: 5,467,322 As of 10/30/14: 5,524,714
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	As of 10/07/14: 5,467,322 As of 10/30/14: 5,524,714
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
At 10/07/14: 5,467,322 shares, consisting of:
(a) 3,475,825 shares of common stock held indirectly through Reporting Person’s wholly-owned entity named WAVI Holding AG (“WAVI”)
(b) 214,286 shares of common stock issuable upon exercise of warrants held directly by Reporting Person
(c) 1,777,211 shares of common stock issuable upon exercise of warrants held indirectly through WAVI

At 10/30/14: 5,524,714 shares, consisting of:
(a) 3,533,217 shares of common stock held indirectly through Reporting Person’s wholly-owned entity named WAVI Holding AG (“WAVI”)
(b) 214,286 shares of common stock issuable upon exercise of warrants held directly by Reporting Person
(c) 1,777,211 shares of common stock issuable upon exercise of warrants held indirectly through WAVI

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) As of 10/07/14: 38.9% As of 10/30/14: 39.2%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP NO. 09062W204

1	NAME OF REPORTING PERSONS WAVI Holding AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 4)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF	7	SOLE VOTING POWER	As of 10/07/14: 5,253,036 As of 10/30/14: 5,310,428
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	As of 10/07/14: 5,253,036 As of 10/30/14: 5,310,428
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
At 10/07/14: 5,253,036 shares, consisting of:
(a) 3,475,825 shares of common stock held directly by Reporting Person
(b)1,777,211 shares of common stock issuable upon exercise of warrants held directly by Reporting Person

At 10/30/14: 5,310,428 shares, consisting of:
(a) 3,533,217 shares of common stock held directly by Reporting Person
(b) 1,777,211 shares of common stock issuable upon exercise of warrants held directly by Reporting Person

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) As of 10/07/14: 38.0% As of 10/30/14: 38.3%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP NO. 09062W204

Preamble.
- ------   -------------------
This Amendment No. 2 to Schedule 13D further amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on March 26, 2014 and amended by that Amendment No. 1 to Schedule 13D filed with the Commission on August 18, 2014.

Item 3.  Source and Amount of Funds or Other Consideration.
- ------    ------------------------------------------------
Item 3 is hereby amended and supplemented as follows:

The Reporting Persons effected the purchases described below for an aggregate of $508,888.

Item 5.  Interest in Securities of the Issuer.
- ------   ------------------------------------
Item 5 is hereby amended and supplemented as follows:

Between September 1st and October 7th of 2014, WAVI Holding AG purchased 166,352 shares of the Issuer’s common stock. During the remaining month of October 2014, WAVI purchased an additional 57,392 shares of the Issuer’s common stock.

As of October 7, 2014, Walter Villiger beneficially owned 5,467,322 shares of the Issuer, consisting of  3,475,825 shares of common stock held indirectly through WAVI, 214,286 shares of common stock issuable upon exercise of warrants held directly, and 1,777,211 shares of common stock issuable upon exercise of warrants held indirectly through WAVI.  Such shares represent a total of 38.9% of the Issuer’s outstanding shares of common stock.

As of October 30, 2014, Walter Villiger beneficially owned 5,524,714 shares of the Issuer, consisting of 3,533,217 shares of common stock held indirectly through WAVI, 214,286 shares of common stock issuable upon exercise of warrants held directly, and 1,777,211 shares of common stock issuable upon exercise of warrants held indirectly through WAVI.  Such shares represent a total of 39.2% of the Issuer’s outstanding shares of common stock.

Villiger has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the entirety of the number of shares indicated immediately above.  There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

As of October 7, 2014, WAVI beneficially owned 5,253,036 shares of the Issuer, consisting of 3,475,825 shares of common stock and 1,777,211 shares of common stock issuable upon exercise of warrants.  Such shares represent a total of 38.0% of the Issuer’s outstanding shares of common stock.

As of October 30, 2014, WAVI beneficially owned 5,310,428 shares of the Issuer, consisting of 3,533,217 shares of common stock and 1,777,211 shares of common stock issuable upon exercise of warrants.  Such shares represent a total of 38.3% of the Issuer’s outstanding shares of common stock.

WAVI has the sole power to vote or direct the vote of the entirety of the number of shares indicated immediately above.  Except Villiger, there are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Since the date of the Amendment No. 1 to Schedule 13D, WAVI has effected the following purchases of the Issuer’s common stock:

Date of Transaction	Number of Shares Purchased	Price Per Share	Where/How Effected
09/01/2014	10,000	$2.34	Open market purchase on NASDAQ
09/08/2014	25,826	$2.38	Open market purchase on NASDAQ
09/16/2014	60,174	$2.42	Open market purchase on NASDAQ
09/23/2014	4,000	$2.37	Open market purchase on NASDAQ
10/07/2014	66,352	$2.17	Open market purchase on NASDAQ
10/10/2014	33,648	$2.18	Open market purchase on NASDAQ
10/30/2014	23,744	$2.17	Open market purchase on NASDAQ

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2014	By:	/s/ Walter Villiger
Walter Villiger

Dated: November 20, 2014	WAVI HOLDING AG

	By:	/s/ Walter Villiger
Walter Villiger, Chairman